Howard Stark · 3rd

CEO of DriveMind self-driving delivery vehicles

- DriveMind
- Rutgers University

Sparta, New Jersey, United States · **Contact info**

500+ connections

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About

Currently designing DSP algorithms for a new breed of self-driving vehicle. For 15 years I have designed DSP algorithms and DSP embedded computer systems. I was recently awarded my second Emmy and a second technical award from The Motion Picture Academy for products which fundamentally changed how sound is

Featured

Posted · 3mo



Drivemind just opened it
fundraising round to the

**Invest in DriveMind: Dri
self-driving delivery ve**
wefunder.com • 1 min read



👍 2

Activity

753 followers


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Commented • 54m • 🌐
Yes! It's now on top of a Kia Niro which I use for the autonomous test car.


👍 💡 ❤️ 93 · 9 comments

Commented • 6d • 🌐
With toys like that, who needs the internet to have fun?


👍 ❤️ 😮 74 · 6 comments

Commented • 2w • 🌐
If anyone out there owns one of these please message me.


👍 👏 ❤️ 60 · 8 comments

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Experience


DriveMind
4 yrs 2 mos

Company Owner
Jan 2021 - Present · 1 yr
Sparta, NJ

Founder
Nov 2017 - Present · 4 yrs 2 mos
sparta, nj

DriveMind is developing self-driving delivery vehicles. This technology will completely re-shape the world's economy.

Chief Electrical Engineer

Zaxcom

2000 - Present · 22 yrs

Pompton plains NJ

At Zaxcom I design professional audio equipment for the TV and Film industry. The Deva (16 track audio hard disk recorder) and TRX900

Electrical Engineer

Eventide, Inc.

1992 - 2000 · 8 yrs 1 mo

Education



Rutgers University

graduate courses in Digital Signal Processing and Neural Networks, Electrical and Electronics Engineering

1992 - 1993

Grove City College

Bachelor of Science - BS, Electrical and Electronics Engineering

1988 - 1991

Skills

Embedded Systems · 8

Endorsed by Laura Nass who is highly skilled at this

Software Development · 7

Endorsed by 2 colleagues at Eventide

Product Development · 5

Endorsed by Lee Minich who is highly skilled at this

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Recommendations

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Bill Burke · 3rd

New Partnership - Google SEO at iServiceshop

February 4, 2007, Bill worked with Howard on the same team

Howy's a brilliant developer who specializes in innovative, forward-looking digital wireless design that has changed the landscape in his industry forever. Howy works tirelessly at perfecting projects others have given up on and succeeds in areas that larger and more fiscally powerful

Interests

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